

02003348

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BD 3/5

Annual Audited Report Form X-17A-5 Part III

Facing Page
Information
Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC File No.
8-30177

Report For the Period Beginning January 1, 2001 (MM/DD/YY) and Ending December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

McDonald Investments Inc.

Official Use Only
34-1391952
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

McDonald Investment Center, 800 Superior Avenue
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

Name and Telephone Number of Person to Contact in Regard to This Report

Mr. Robert D. Moran, Chief Financial Officer — (216) 443-2006
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	Number and Street	City	State	(Zip Code)

Check One:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)



OATH OR AFFIRMATION

I, **Robert D. Moran** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **McDonald Investments Inc.** as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $251,166 credits $68)

Robert D Moran

Signature

Chief Financial Officer

Title

EDWARD J. NAGORNY, ATTY.
NOTARY PUBLIC • STATE OF OHIO
My Commission Has No Expiration Date
Section 147.03 O.R.C.

Edward J. Nagorny

Notary Public

This report** contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

For the period from January 1, 2001 to December 31, 2001

McDonald Investments Inc.
(Name of Respondent)

McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114
(Address of principal executive office)

Mr. Robert D. Moran
Chief Financial Officer
McDonald Investments Inc.
McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114
Telephone No. (216) 563-2006
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements and Schedules

McDonald Investments Inc.

December 31, 2001

The following financial statements and schedules of McDonald Investments Inc. are submitted herewith:

Statement of financial condition—December 31, 2001

Statement of income—Year ended December 31, 2001

Statement of changes in stockholder's equity—Year ended December 31, 2001

Statement of changes in liabilities subordinated to claims of general creditors – Year ended December 31, 2001

Statement of cash flows—Year December 31, 2001

Notes to financial statements

Schedule I—Computation of net capital pursuant to Rule 15c3-1

Schedule II—Computation for determination of reserve requirements pursuant to Rule 15c3-3

Schedule III—Information relating to the possession or control requirements under Rule 15c3-3

Schedule IV—Reconciliation of computation of net capital pursuant to Rule 17a-5(d)(4)

Schedule V—Reconciliation of computation for determination of reserve requirements pursuant to Rule 17a-5(d)(4)



Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Board of Directors
McDonald Investments Inc.

We have audited the accompanying statement of financial condition of McDonald Investments Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDonald Investments Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

January 22, 2002

McDonald Investments Inc.

Statement of Financial Condition

December 31, 2001

(In Thousands)

Assets	
Cash and cash equivalents	$ 9,397
Receivable from customers	359,132
Receivable from brokers and dealers	140,077
Securities purchased under agreements to resell	123,241
Securities owned	409,667
Receivable from affiliates	2,147
Other receivables	38,426
Memberships in exchanges, at cost (market value $12,716)	4,291
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $59,182	28,299
Other investments	5,781
Other assets	48,734
	$ 1,169,192
Liabilities and stockholder's equity	
Liabilities:	
Short-term borrowings	$ 18,840
Payable to customers	113,987
Payable to brokers and dealers	122,671
Securities sold under agreements to repurchase	125,264
Securities sold but not yet purchased	289,895
Accrued compensation	61,017
Accounts payable, accrued expenses and other liabilities	52,451
	784,125
Subordinated notes payable	80,000
Stockholder's equity:	
Preferred stock, without par value; authorized 500 shares; none issued	
Common stock, stated value $4.00 per share; 250 shares authorized, issued and outstanding	1
Additional paid-in capital	128,204
Retained earnings	176,862
	305,067
	$ 1,169,192

See notes to financial statements.

McDonald Investments Inc.

Statement of Income

Year ended December 31, 2001

(In Thousands)

Revenues	
Underwriting and investment banking	$ 72,305
Principal transactions	111,427
Commissions	167,570
Investment management fees	47,539
Interest and dividends	51,515
Advisory fees	3,497
Affiliate service charges	32,820
Other	15,681
	502,354
Expenses	
Employee compensation and benefits	288,586
Interest	22,073
Communications	24,263
Occupancy and equipment	70,031
Promotion and development	14,511
Floor brokerage and clearance	4,011
Taxes, other than income taxes	15,026
Management fee paid to affiliate	18,674
Other operating expenses	10,507
	467,682
Income before income taxes	34,672
Provision for income taxes:	
Federal:	
Current	11,282
Deferred	731
State and local	643
	12,656
Net income	$ 22,016

See notes to financial statements.

McDonald Investments Inc.

Statement of Changes in Stockholder's Equity

(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at December 31, 2000	$ 1	$ 126,176	$ 204,846
Net income			22,016
Cash dividend to Parent			(50,000)
Acquisition of The Wallach Company		2,028	
Balance at December 31, 2001	$ 1	$ 128,204	$ 176,862

See notes to financial statements.

McDonald Investments Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(In Thousands)

Balance at December 31, 2000	$ 85,000
Payment on Subordinated Debt	5,000
Balance at December 31, 2001	$ 80,000

See notes to financial statements.

McDonald Investments Inc.

Statement of Cash Flows

Year ended December 31, 2001

(In Thousands)

Operating activities	
Net income	$ 22,016
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	11,720
Deferred compensation	9,323
Deferred income taxes	731
Changes in operating assets and liabilities:	
Decrease in receivable from customers	92,547
Decrease in receivable from brokers and dealers	30,818
Decrease in securities owned	76,615
Increase in other receivables	(2,377)
Increase in other assets	(1,863)
Increase in payable to customers	15,287
Increase in payable to brokers and dealers	10,983
Decrease in securities sold but not yet purchased	(26,552)
Decrease in accrued compensation	(40,576)
Decrease in accounts payable, accrued expenses and other liabilities	(1,486)
Net cash provided by operating activities	197,186
Investing activities	
Purchase of furniture, equipment and leasehold improvements	(12,949)
Acquistion, net of cash acquired	1,645
Net change in investments	(21)
Purchase of investments from affiliate	(1,148)
Net cash used for investing activities	(12,473)
Financing activities	
Decrease in securities purchased under agreements to resell	54,971
Decrease in short-term borrowings	(50,254)
Decrease in securities sold under agreements to repurchase	(177,829)
Net decrease in receivables from affiliates	4,623
Payment of subordinated debt	(5,000)
Dividend to Parent	(50,000)
Net cash used for financing activities	(223,489)
Decrease in cash and cash equivalents	(38,776)
Cash and cash equivalents at beginning of fiscal year	48,173
Cash and cash equivalents at end of fiscal year	$ 9,397

See notes to financial statements.

McDonald Investments Inc.

Notes to Financial Statements

December 31, 2001

1. Significant Accounting Policies

McDonald Investments Inc. (the Company) is a wholly-owned subsidiary of KeyCorp (the Parent).

On January 2, 2001, The Wallach Company, a wholly-owned subsidiary of the Parent was merged into the Company. This combination of entities under common control was accounted for in a manner similar to a pooling-of-interests.

The Company is engaged in the business of a securities broker and dealer, which is comprised of several classes of service, such as underwriting and investment banking, principal and agency transactions, and investment advisory services.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instrument, approximate current fair value. The market value of the Company's long-term borrowings, estimated based on current interest rates, does not differ significantly from the amount recorded at December 31, 2001.

Cash and cash equivalents represent cash in banks and excess cash invested with banks overnight in short-term instruments.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain possession of collateral. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral where deemed appropriate.

Securities borrowed of $15,569,000 which are included in receivables from brokers and dealers and securities loaned of $56,695,000 which are included in payables to brokers and dealers are both carried at the fair market value of the underlying collateral.

Securities owned and securities sold but not yet purchased are carried at market value, and unrealized gains and losses are included in revenues from principal transactions.

Securities transactions and related commission revenue and expense are recorded on the trade date basis.

1. Significant Accounting Policies (continued)

Investment banking revenue (other than underwriting revenue) and investment management fees are recorded as the income is earned and the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

Reimbursements received for out-of-pocket expenses incurred by the Company on behalf of outside parties are netted against the expense incurred.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter.

The excess of the purchase price over net identifiable assets acquired (goodwill) is $6,086,000 at December 31, 2001 and is included in other assets and is being amortized on the straight-line basis over a period of 15 years.

2. Securities Owned and Securities Sold But Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2001 consist of the following (in thousands):

Securities owned:	
Mortgage-backed securities	$ 222,051
U.S. Government obligations	82,389
Corporate obligations	42,227
State and municipal obligations	37,414
Corporate stocks	11,250
Money market instruments	6,133
Other	8,203
	$ 409,667
Securities sold but not yet purchased:	
Mortgage-backed securities	$ 200,386
U.S. Government obligations	83,708
Corporate stocks	4,447
Corporate obligations	1,354
	$ 289,895

3. Short-Term Borrowings

Short-term borrowings are bank loans payable on demand at the rate of 4% at December 31, 2001. Short-term borrowings include a $18,740,000 unsecured loan from the Parent and $100,000 of loans secured by customer-owned securities with a market value of $244,530 at December 31, 2001.

Securities sold under agreements to repurchase bear interest at rates ranging from 0.35% to 2.225% and are collateralized by firm-owned securities with a market value of $127,425,000 at December 31, 2001.

4. Subordinated Notes Payable

The Company has outstanding $5,000,000 in aggregate principal amount of 8.24% subordinated notes due January 15, 2002. Additionally the Company has a $100,000,000 revolving line of credit from the Parent which bears interest at three-month LIBOR which was 2.90% at December 31, 2001. $75,000,000 was outstanding under this line at December 31, 2001. The notes and line of credit are subordinated in right of payment to all senior indebtedness of the Company. The principal amount of the notes and line of credit have been approved by the New York Stock Exchange, Inc. for inclusion in the regulatory capital of the Company (see Note 8).

Total interest paid for short-term borrowings and subordinated notes payable was $23,613,822 for the year ended December 31, 2001.

5. Related Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

Balances with affiliate organizations consisted of the following at December 31, 2001 (in thousands):

Short-term borrowings (see Note 3)	$ 18,740
Subordinated borrowings (see Note 4)	75,000

The Parent and affiliated companies provide certain support services to the Company. Such services include legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2001 were (in thousands):

Facilities and equipment	$ 16,172
Processing charges	20,683
Management fee	18,674

The Company has entered into certain revenue sharing agreements with several lines of businesses of affiliates. Revenues from affiliates for 2001 were $55,852,000 under these agreements.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis.

The difference between the income tax expense and the amount computed by applying the statutory federal tax rate of 35% to income before taxes is the following (in thousands):

Income before taxes at statutory tax rate	$ 12,135
Disallowed meals and entertainment	716
State taxes, net of federal benefit	418
Amortization of non-deductible intangibles	212
Other	(825)
Income tax expense	$ 12,656

The deferred income tax expense (benefit) for the year ended December 31, 2001 consists of the following (in thousands):

Employee compensation accruals	$ (3,388)
Litigation and other reserves	723
Depreciation and amortization	(810)
Other	4,206
Total deferred tax expense (benefit)	$ 731

6. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities (classified in other assets) as of December 31, 2001 are as follows (in thousands):

Deferred tax assets:	
Employee compensation accruals	$ 8,310
Litigation and other reserves	2,435
Depreciation	1,606
Other	8,876
Total deferred tax assets	21,227
Deferred tax liabilities:	
State taxes	763
Other	1,274
Total deferred tax liabilities	2,037
Net deferred tax assets	$ 19,190

Total income taxes paid to the Parent were $16,654,000 for the year ended December 31, 2001.

7. Commitments and Contingencies

The Company is a defendant in various lawsuits incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. The effect of the outcome of these matters on the Company's future results of operations cannot be predicted because any such effect depends on future results of operations and the amount and timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the financial position, liquidity or results of operations of the Company.

7. Commitments and Contingencies (continued)

Aggregate commitments under operating leases for office space and equipment in effect as of December 31, 2001 with initial or remaining noncancellable lease terms in excess of one year are approximately $102,296,000 payable as follows: 2002—$15,821,000; 2003—$15,393,000; 2004—$14,460,000; 2005—$13,810,000; 2006—$12,745,000 and thereafter—$30,067,000. Certain of these leases have escalation clauses, based on certain increases in costs incurred by the lessor, and renewal options. Rental expense amounted to $22,244,000 for the year ended December 31, 2001.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission and the net capital rules of the New York Stock Exchange, Inc. (the Exchange), of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule which requires that the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined. The Exchange may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital and aggregate debit balances change from day to day. At December 31, 2001, the Company's net capital under the Rule was $221,750,000 or 58% of aggregate debit balances, and $214,115,000 in excess of the minimum required net capital.

9. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and margin accounts for its customers located throughout the United States, but primarily in the Midwest.

9. Financial Instruments with Off-Balance Sheet and Credit Risk (continued)

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company enters into short positions in United States government bonds in order to manage the interest rate risk related to trading positions in corporate bonds, mortgage-backed securities and United States government securities. The Company enters into short positions in corporate stocks in the ordinary course of operation related to its NASDAQ trading activities.

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' or contra parties' ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

In the normal course of business, the Company enters into underwriting and forward commitments. At December 31, 2001, the Company's commitments included forward purchase and sale contracts involving mortgage-backed securities and collateralized mortgage obligations with market values of approximately \$597,731,000 and \$617,401,000 respectively. Transactions relating to such commitments, which were subsequently settled, had no material effect on the Company's financial position.

The average fair value of mortgage-backed securities and collateralized mortgage obligations included in securities owned was \$105,976,000 at December 31, 2001.

The revenues from trading mortgage-backed securities and collateralized mortgage obligations, including both forward and regular-way transactions, are included in revenues from principal transactions and were \$10,215,000 for the year ended December 31, 2001.

10. Employee Benefit Plans

The Company sponsored a 401(k) defined contribution and profit-sharing plan (McDonald Plan) covering substantially all employees. On January 1, 2000, all participants of the McDonald Plan became participants of a 401(k) Plan sponsored by the Parent (KeyCorp Plan). The McDonald Plan remains separate from the KeyCorp Plan but no additional contributions by participants to the McDonald Plan are permitted.

The KeyCorp Plan permits eligible employees to contribute 1% to 10% of eligible compensation with up to 6% being eligible for matching contributions in the form of Key common shares. For the year ended December 31, 2001, the Company's contribution expense related to the KeyCorp Plan was $8,134,000.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under a non-contributory pension plan, group medical and dental plans, and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2001, the Company's allocated costs were $10,498,000.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

McDonald Investments Inc.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

(In Thousands)

Net capital		
Total stockholder's equity from statement of financial condition		$ 305,067
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		80,000
Total capital and allowable subordinated liabilities		385,067
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivable from customers	$ 321	
Investments and securities owned not readily marketable	1,658	
Memberships in exchanges	4,291	
Investment in and receivables from affiliates and associated partnerships	7,928	
Furniture, equipment and leasehold improvements	28,299	
Other receivables	33,401	
Other assets	45,018	
		120,916
Additional charges for customers' and noncustomers' security accounts	12,015	
Aged fails-to-deliver	1,354	
Other deductions and/or charges	843	
		14,212
		135,128
Net capital before haircuts on security positions		249,939
Haircuts on security positions:		
Contractual security commitments	10,673	
Trading and investment securities:		
Money market instruments	3,434	
State and municipal obligations	1,166	
Corporate obligations	4,945	
Corporate stocks	3,045	
U.S. and Canadian Government obligations	4,762	
Other securities	164	
		28,189
Net capital		$ 221,750

0201-0262386

McDonald Investments Inc.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

(In Thousands)

Computation of alternative net capital requirement		
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2001	$	7,635
Excess net capital	$	214,115
Percentage of net capital to aggregate debit items		58%
Net capital in excess of		
4% of aggregate debit items	$	206,479
5% of aggregate debit items	$	202,662

0201-0262386

McDonald Investments Inc.

Schedule II
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2001

(In Thousands)

Credit items		
Free credit balances and other credit balances in customers' security accounts	$	200,738
Monies borrowed collateralized by securities carried for the accounts of customers		100
Monies payable against customers' securities loaned		56,695
Customers' securities failed-to-receive		4,196
Credit balances in firm accounts which are attributable to principal sales to customers		1,515
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		10
Market value of short securities and credits in all suspense accounts over 30 calendar days		18
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		17
Other		1,034
Total credits	$	264,323
Debit items		
Debit balances in customers' cash and margin accounts	$	350,384
Securities borrowed to effectuate short sales by customers or to make delivery on customers' securities failed to receive		9,757
Failed to deliver of customers' securities not older than 30 calendar days		941
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		20,685
Aggregate debit items		381,767
Less 3%		(11,453)
Total debits	$	370,314
Excess of total debits over total credits	$	105,991

McDonald Investments Inc.

Schedule III
Information Relating to the Possession
or Control Requirements under Rule 15c3-3

December 31, 2001

(In Thousands, except number of items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2001 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ 0
A. Number of items.	0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 1,156
A. Number of items.	41

McDonald Investments Inc.

Schedule IV
Reconciliation of Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

December 31, 2001

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in these financial statements and the net capital and aggregate debit items reported in the Company's December 31, 2001 unaudited Form X-17a-5, Part II.

McDonald Investments Inc.

Schedule V
Reconciliation of Computation for Determination of
Reserve Requirements Pursuant to Rule 17a-5(d)(4)

December 31, 2001

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in these financial statements and the excess of total debits over total credits reported in the Company's December 31, 2001 unaudited Form X-17a-5, Part II.

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Ave.
Cleveland, Ohio 44115-1476

Phone: (216) 861-5000
www.ey.com


FEB 28 2002

Board of Directors
McDonald Investments Inc.

In planning and performing our audit of the financial statements of McDonald Investments Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting

principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 22, 2002